UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa announces its fourth assets sale to Abengoa Yield

July 27, 2015 — Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, today announced that it has reached an agreement with Abengoa Yield (NASDAQ: ABY) to sell a fourth asset package comprised of two solar assets for a total cash proceeds of approximately 277 M€. The transaction has been approved by both Abengoa’s and Abengoa Yield’s board of directors and it is not subject to financing by the purchaser.

The assets consist of Solaben 1 and 6, recently rated by S&P as BBB, two 50 MW solar plants located in the Extremadura region of Spain, which have been in operation since 2013.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Forward-looking statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this document, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, our future development in the markets in which we operate or intend to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, forward-looking statements can be identified by the terminology used such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast, “guidance”, “is likely to”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the equivalent negative terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial position and the evolution of events may be materially different (and more negative) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets,

challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax situation, unanticipated outages at our generation facilities, the general situation of the capital markets and our ability to maintain and grow our quarterly dividends.

Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding the risks and uncertainties that may affect Abengoa’s future results and Abengoa’s securities registered with the U.S. Securities and Exchange Commission (www.sec.gov).

Abengoa undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, new events or any other type of development.

Communication Department Patricia Malo de Molina Meléndez. Tel. +34 954 937 111 E-mail: communication@abengoa.com	Investor relations Ignacio García Alvear. Tel. +34 954 937 111 E-mail: ir@abengoa.com

You can also follow us on:

@Abengoa

And on our blog: http://www.theenergyofchange.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: July 27, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary